SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109
(CUSIP Number)

Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580645109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,684,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,684,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,684,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.8%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 580645109	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 1, 2011 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 22, 2011 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $1.00 per share, of The McGraw-Hill Companies, Inc., a New York corporation (the "Issuer"). This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

Item 2.	IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control, including but not limited to managed accounts for which the Reporting Person serves as the investment manager on behalf of Ontario Teachers’ Pension Plan Board (“Teachers").  As a result of the Reporting Person's prior and continued consultation with Teachers with respect to the investment in the Issuer, the Reporting Person may be deemed to be a “group” with Teachers and its affiliates for purposes of the Securities Exchange Act of 1934 (the “Act”).  Although the Reporting Person does not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Person expressly disclaims beneficial ownership of securities held by Teachers or any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Person do not include any securities held by Teachers or any other person or entity other than the various accounts under the Reporting Person's management and control. Any disclosures made herein with respect to persons or entities other than the Reporting Person and the Principals are made on information and belief after making inquiry to the appropriate party.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 7,684,087 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $306.0 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person entered into the transactions set forth in Item 5(c) below in the course of managing its overall portfolio of equity holdings and currently intends to retain a significant interest in the Issuer’s Shares.  The Reporting Person and Ontario Teachers’ Pension Plan have engaged in highly productive discussions with the Issuer’s management, as the Issuer acknowledged in its January 31, 2012 earnings release.  The Reporting Person continues to believe that the Shares currently represent an attractive investment opportunity given the Issuer’s stated commitment to continually evaluating opportunities to improve its corporate structure and portfolio of businesses, aggressively pursuing additional cost reduction initiatives, accelerating growth and returning substantial value to shareholders through share repurchases and dividends.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) to Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 275,977,562 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2011, as confirmed by the Issuer on February 2, 2012.

At the close of business on February 3, 2012, the Reporting Person may be deemed to beneficially own 7,684,087 Shares, constituting approximately 2.8% of the Shares outstanding, including 4,251,715 Shares held in the Teachers managed account.  Upon information and belief, Teachers, as of the close of business on February 3, 2012, may be deemed to beneficially own an additional 5,460,662 Shares, constituting approximately 2.0% of the Shares outstanding. Accordingly, as of the close of business on February 3, 2012, the Reporting Person and Teachers, in the aggregate, may be deemed to beneficially own 13,144,749 Shares, constituting approximately 4.8 % of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 7,684,087 Shares, which powers are exercised by the Principals.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(e) February 3, 2012.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Issuer During the Last 60 Days.

CUSIP No. 580645109	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2012

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

CUSIP No. 580645109	SCHEDULE 13D/A	Page 5 of 5 Pages

EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
12/14/2011	2,995	$42.46
12/14/2011	(4,588)	$42.42
12/19/2011	(100,000)	$42.28
12/19/2011	(24,400)	$42.42
12/20/2011	(60,413)	$43.21
12/20/2011	(1,200)	$43.22
12/20/2011	(287,415)	$43.44
12/20/2011	(39,468)	$43.46
12/21/2011	(300,000)	$43.59
12/21/2011	(137,104)	$43.61
12/30/2011	(32,823)	$45.06
12/30/2011	(25,000)	$45.10
01/03/2012	25,082	$45.96
01/03/2012	25,100	$46.25
01/18/2012	(8,516)	$45.75
01/25/2012	(2,634)	$46.96
01/31/2012	(206,866)	$46.07
01/31/2012	(54,700)	$47.18
01/31/2012	(108,300)	$47.29
02/01/2012	(28,200)	$45.80
02/01/2012	(50,000)	$45.82
02/01/2012	(970)	$45.84
02/01/2012	(15,930)	$45.85
02/01/2012	(9,500)	$45.87
02/01/2012	(91,513)	$45.88
02/01/2012	(3,887)	$45.94
02/02/2012	(264,692)	$46.01
02/03/2012	(169,981)	$46.29
02/03/2012	(144,384)	$46.43